Exhibit 99.1

Dear Shareholders,

I am pleased to inform you that the Annual General Meeting of Shareholders of Globant S.A. (the “Company”) will be held on May 10, 2024, at 16.00 Luxembourg Time, at the registered office of the Company (37A, Avenue J.F. Kennedy, L-1855, Luxembourg). Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders for the purpose of approving an increase and an extension of the duration of the authorized share capital of the Company.

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). Under the provisions of the Luxembourg Laws, the Company’s accounts for the financial year ended December 31, 2023 must be submitted to shareholders on a consolidated basis under international financial reporting standards as endorsed by the European Union (“EU IFRS”) and on an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg (“Lux GAAP”). Further, because the Company’s common shares are listed and admitted to trading in the New York Stock Exchange, the accounts for the financial year ended December 31, 2023 have also been prepared on a consolidated basis in accordance with international financial reporting standards (“IFRS”).

Enclosed with this mailing are the convening notice to the Annual General Meeting and the Extraordinary General Meeting of Shareholders and a proxy card relating thereto. If you hold your shares directly in your name in the shareholders’ register kept by the Company’s transfer agent, please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting and the Extraordinary General Meeting of Shareholders. If you hold your shares through a brokerage account, please promptly submit your votes as instructed by your broker.

I recommend you vote as suggested by respectively the Board of Directors, the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee of the Company. All voting recommendations made by the Board of Directors and/or the Committees are set forth in the enclosed convening notice under each item of the agenda.

Sincerely,

/s/ Martin Migoya
Martin Migoya
Chairman of the Board of Directors

April 9, 2024

GLOBANT S.A.

société anonyme

37A, Avenue J.F. Kennedy,

L-1855, Luxembourg

R.C.S. Luxembourg B 173727

(“Globant” or the “Company”)

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 10, 2024 AT THE REGISTERED OFFICE OF THE COMPANY.

Dear Shareholders,

The Board of Directors of the Company (the “Board of Directors”) is pleased to invite you to attend the Annual General Meeting of Shareholders of the Company to be held on May 10, 2024, at 16.00 Luxembourg time, at the registered office of the Company (37A, Avenue J.F. Kennedy, L-1855, Luxembourg).

Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders at the same location.

The agendas of the meetings are the following:

AGENDA OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS,

PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2023 and on the annual accounts of the Company for the financial year ended on December 31, 2023.

No vote is required on this item of the agenda.

2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2023.

Draft resolution (Resolution I)

“The general meeting, after having reviewed the management report of the Board of Directors and the report of the independent auditor of the Company, approves the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended on December 31, 2023.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s consolidated accounts under EU IFRS and IFRS as of December 31, 2023, after due consideration of the management report and the independent auditor report on each of such consolidated accounts.

3. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2023.

Draft resolution (Resolution II)

“The general meeting, after having reviewed the management report of the Board of Directors and the report of the independent auditor of the Company, approves the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2023.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s annual accounts under Lux GAAP as of December 31, 2023, after due consideration of the management report and the report from the independent auditor on such annual accounts.

4. Allocation of results for the financial year ended December 31, 2023.

Draft resolution (Resolution III)

“The general meeting acknowledges that the Company has made a gain of USD 719,763.75 during the financial year ended on December 31, 2023 and resolves to carry forward this gain of USD 719,763.75 to the following financial year”.

Recommendation:

The Board of Directors notes that, at a consolidated level, the Company has made a gain of USD 158,507,865 during the financial year ended on December 31, 2023, and at an individual (stand-alone) level, the Company has made a gain of USD 719,763.75 during such same period. The Board of Directors further notes that this gain at an individual (stand-alone) level is primarily attributed to the reimbursement for the economic cost related to the options exercised and awards vested in connection with the Company’s 2014 Equity Incentive Plan, as amended, and receipt of an insurance payment in connection with the cybersecurity incident that occurred in March 2022.

The Board of Directors also notes that Luxembourg Laws require that Luxembourg companies allocate a minimum of 5% of the annual net income to the legal reserve, after deduction of any losses brought forward, until this reserve equals 10% of the share capital. As the Company has, at an individual (stand-alone) level, cumulated net losses brought from the 2022 fiscal year, there is no allocation of gains made during the 2023 fiscal year to the legal reserve. As of the fiscal year ended December 31, 2023, the legal reserve of the Company amounted to USD 937,315.75.

The Board of Directors recommends a vote FOR the allocation of the result from the 2023 fiscal year at an individual (stand-alone) level, as set forth below:

Result of the financial year	USD	719,763.75
Allocation to the legal reserve	/	/
Distribution of dividends	/	/
Result to be carried forward to the following year	USD	719,763.75

5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2023.

Draft resolution (Resolution IV)

“The general meeting grants full and total discharge to the members of the Board of Directors for the exercise of their mandates during the financial year ended on December 31, 2023.”

Recommendation:

In accordance with applicable Luxembourg Laws and regulations, the Corporate Governance and Nominating Committee recommends that, upon approval of the Company’s annual accounts as of December 31, 2023, all directors who were members of the Board of Directors during the financial year ended on December 31, 2023, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Corporate Governance and Nominating Committee recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended on December 31, 2023.

6. Approval and ratification of the share-based compensation granted to a certain non-executive member of the Board of Directors during the financial year ending on December 31, 2023.

Draft resolution (Resolution V)

“The general meeting approves and ratifies the grant to Mrs. Linda Rottenberg of an additional compensation for her role as lead independent director during the fiscal year ending on December 31, 2023, in the form of 193 restricted stock units under the terms of the Company’s 2014 Equity Incentive Plan, as amended, with a value of USD 37,501 as of the grant date and vesting 100% on October 1, 2024.”

Recommendation:

During 2023, the Board of Directors established the position of lead independent director, adopted the Lead Independent Director Charter, and appointed Mrs. Linda Rottenberg to serve in such role. The Lead Independent Director Charter is available on the Company’s website at https://investors.globant.com/board-committees?item=10.

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

For her role as lead independent director, during the fiscal year ending on December 31, 2023, Mrs. Rottenberg was granted an additional compensation in the form of 193 restricted stock units under the Company’s 2014 Equity Incentive Plan, as amended, with a value of USD 37,501 as of the grant date, subject to ratification by the general meeting of shareholders.

After careful review and consideration, the Compensation Committee believes that the proposed additional compensation is reasonable considering the significant responsibilities and duties undertaken by the lead independent director (including consulting and agreeing with the chairman on the frequency and schedule of Board of Directors and Board of Directors committees meetings; coordinating and presiding over all meetings of the Board of Directors at which the Chairman is not present and over all meetings and executive sessions of independent directors; and serving as the principal liaison between the independent directors and the Chairman/Chief Executive Officer, and the senior management), and the level of commitment expected from such role. The Compensation Committee also believes that such additional compensation is necessary to attract, motivate, and retain qualified individuals to serve in the role of lead independent director of a company such as Globant. Finally, the Compensation Committee believes that the total compensation payable to Mrs. Rottenberg appropriately reflects her leadership role among the non-executive directors.

The Compensation Committee notes that the proposed share-based compensation is in addition to the cash and share-based compensation paid to Mrs. Linda Rottenberg, as a non-executive director, during the fiscal year ending on December 31, 2023; and further notes that Mrs. Rottenberg’s total compensation is within the range of compensation arrangements for non-executive directors of other public technology companies.

Based on the foregoing, the Compensation Committee recommends a vote FOR the approval and ratification of the proposed additional share-based compensation to Mrs. Rottenberg for her services as lead independent director during the financial year ending on December 31, 2023.

7. Approval of the cash and share-based compensation payable to the non-executive members of the Board of Directors for the financial year ending on December 31, 2024.

Draft resolutions (Resolution VI)

“The general meeting approves the following mix of cash and share-based compensation payable to each of the non-executive members of the Board of Directors for the financial year 2024:

Cash Compensation	Share-based Compensation (Value at grant date)	Total Annual Compensation (Cash + Share-based)
USD 100,000	USD 150,000	USD 250,000

The share-based compensation shall be granted in the form of restricted stock units under the terms of the Company’s 2014 Equity Incentive Plan, as amended, or any new equity incentive plan replacing or superseding the Company’s 2014 Equity Incentive Plan. Both the cash and share-based compensation shall be paid in quarterly installments, with share-based compensation vesting on the first anniversary of the grant date. The vesting of granted awards shall not be subject to continued service on the Company's Board of Directors and shall not be tied to performance requirements.

The general meeting further approves and ratifies the grant to Mrs. Linda Rottenberg of an additional share-based compensation for her role as lead independent director during the fiscal year ending on December 31, 2024, in the form of (i) 578 restricted stock units granted under the Company’s 2014 Equity Incentive Plan, as amended, with a value on grant date of USD 112,311, vesting 100% on October 1, 2024; and (ii) an extra number of restricted stock units with a value on grant date of up to USD 37,500, to be granted during the second half of 2024 under a new equity incentive plan replacing or superseding the Company’s 2014 Equity Incentive Plan, and vesting on the first anniversary of the grant date. The vesting of granted awards will be subject to the continuous service of the lead independent director through the vesting date; provided that if the lead independent director ceases the service, the number of units to be vested will be adjusted proportionately to the number of complete quarters during which the lead independent director actually rendered services in such role since January 1, 2024.”

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

After careful review and consideration, the Compensation Committee deems it advisable and proposes to approve an increase in the non-executive directors annual share-based compensation, and, therefore, pay the following mix of cash and share-based compensation to the non-executive directors of the Company with respect to their duties and responsibilities as directors of the Company for the 2024 financial year which will end on December 31, 2024:

Cash Compensation	Share-based Compensation (Value at grant date)	Total Annual Compensation (Cash + Share-based)
USD 100,000	USD 150,000	USD 250,000

The Compensation Committee notes that the proposed total annual compensation for the 2024 financial year represents an increase of 4.56% on an annualized basis since 2019 (when the non-executive directors’ compensation was last revised). This increase is in line with the US inflation variation during the same period.

The share-based compensation shall be granted in the form of restricted stock units under the terms of the Company’s 2014 Equity Incentive Plan, as amended, or any new equity incentive plan replacing or superseding the Company’s 2014 Equity Incentive Plan. Both the cash and share-based compensation shall be paid in quarterly installments, with share-based compensation vesting on the first anniversary of the grant date. The vesting of granted awards shall not be subject to continued service on the Company's Board of Directors and shall not be tied to performance requirements.

In the event a non-executive director steps down from the Board of Directors at any time before the next annual general meeting, any quarterly payments and/or grants due after his or her departure shall be forfeited and the Company shall be entitled to offer them to a replacement non-executive director.

The Compensation Committee reviews the non-executive board members’ level of compensation by taking into account the non-executive compensation practices of the industry and other peer companies, among other factors. The Compensation Committee believes that the mix of cash and share-based compensation proposed is reasonable and within the range of compensation arrangements of non-executive board members of other public technology companies, and, therefore, the recommendation of the Compensation Committee is to approve such mix for the fiscal year ending on December 31, 2024.

After careful review and consideration, the Compensation Committee also deems it advisable and proposes to approve the payment of an additional share-based compensation to Mrs. Rottenberg, for her role as lead independent director for the financial year 2024, in the form of (i) 578 restricted stock units under the Company’s 2014 Equity Incentive Plan, as amended, with a value on grant date of USD 112,311, vesting 100% on October 1, 2024; and (ii) an extra number of restricted stock units with a value on grant date of up to USD 37,500, to be granted during the second half of 2024 under a new equity incentive plan replacing or superseding the Company’s 2014 Equity Incentive Plan, and vesting on the first anniversary of the grant date. The vesting of these awards will be subject to the continuous service of Mrs. Rottenberg in her role as lead independent director through the vesting date; provided that, if she ceases the service in such role, the number of units to be vested will be adjusted proportionately to the number of complete quarters during which Mrs. Rottenberg actually rendered services in such role since January 1, 2024.

The Compensation Committee believes that the proposed additional compensation is reasonable considering the significant responsibilities and duties undertaken by the lead independent director (including consulting and agreeing with the chairman on the frequency and schedule of Board of Directors and Board of Directors committees meetings; coordinating and presiding over all meetings of the Board of Directors at which the Chairman is not present and over all meetings and executive sessions of independent directors; and serving as the principal liaison between the independent directors and the Chairman/Chief Executive Officer, and the senior management), and the level of commitment expected from such role. The Compensation Committee also believes that such additional compensation is necessary to attract, motivate, and retain qualified individuals to serve in the role of lead independent director of a company such as Globant. Further, the total compensation of Mrs. Rottenberg reflects her leadership role among the non-executive directors, and the Compensation Committee believes that it is consistent with the average total compensation of the top paid non-executive directors of other public technology companies.

With respect to the share-based compensation, the Compensation Committee has also considered that U.S. companies commonly issue share-based compensation to non-executive directors, and the Company, which is listed on the New York Stock Exchange, has adopted this approach to better reflect U.S. market practice.

Further, the Compensation Committee believes that payment of a portion of the compensation to the Company’s non-executive directors in the form of restricted stock units not only serves as a recruiting and incentive instrument, but also acts to strengthen the alignment of the interests of the non-executive directors and the interests of the Company’s shareholders, by motivating participants to focus on shareholder value and returns.

The Compensation Committee notes that the proposed cash and share-based compensation covers the full amount of cash and share-based compensation to be paid to non-executive directors (including for their service on any of the Board of Directors’ committees) and to the lead independent director for the period commencing after the approval thereof by the shareholders at the annual general meeting of shareholders, and up to the date of the annual general meeting of shareholders to be held in 2025 to resolve on the approval of the annual accounts of the Company for the financial year ending on December 31, 2024.

The Compensation Committee also notes that the proposed increase and additional compensation are commensurate with the increased duties of the non-executive directors and the lead independent director, especially considering that the Company has had a revenue growth of 218% between financial year 2019 (when the non-executive directors’ compensation was last revised) and year-end 2023. The Compensation Committee further notes that future increases are not expected during the following three to four years. Finally, it is also noted that the average total compensation proposed for Globant’s non-executive directors, including the additional compensation proposed for Mrs. Rottenberg, remains below the average total compensation of non-executive directors of other peer companies.

None of the Company’s executive officers, who are also members of the Board of Directors, shall receive cash or share-based compensation for their service as a member of the Board of Directors and, under Luxembourg Laws, executive compensation not related to directors’ duties is not subject to shareholder approval. As a consequence, shareholder approval is not being sought in that respect.

After careful review and consideration, the Compensation Committee recommends a vote FOR the proposed cash and share-based compensation to the non-executive members of the Board of Directors and the lead independent director for the financial year ending on December 31, 2024.

8. Appointment of PricewaterhouseCoopers, Société coopérative, as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2024.

Draft resolution (Resolution VII)

“The general meeting renews the mandate of PricewaterhouseCoopers, Société coopérative, as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2024 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2025.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors the purpose of the Audit Committee is, among other tasks, to assist with the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The Audit Committee is responsible for recommendations to the general meeting of shareholders of the Company regarding the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the Company and review the quarterly financial statements of the Company.

During the fiscal year ending on December 31, 2023, PricewaterhouseCoopers, Société cooperative did not receive fees for non-audit services.

The Audit Committee recommends a vote FOR the re-appointment of PricewaterhouseCoopers, Société coopérative, as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2024 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2025.

9. Appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2024.

Draft resolution (Resolution VIII)

“The general meeting appoints Price Waterhouse & Co. S.R.L., as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2024 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2025.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors the purpose of the Audit Committee is, among other tasks, to assist with the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The Audit Committee is responsible for recommendations to the general meeting of shareholders of the Company regarding the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the Company and review the quarterly financial statements of the Company.

During the fiscal year ending on December 31, 2023, PricewaterhouseCoopers, Société cooperative did not receive fees for non-audit services.

The Audit Committee of the Company recommends a vote FOR the re-appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2024 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2025.

10. Re-appointment of Mr. Martín Migoya as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2027.

Draft resolution (Resolution IX)

“The general meeting re-appoints Mr. Martín Migoya as member of the Board of Directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2027.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying and evaluating individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders, and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee notes that Mr. Martin Migoya has a robust background as a successful entrepreneur and businessman. The Corporate Governance and Nominating Committee believes that Mr. Migoya’s intimate knowledge of the Company’s business and the technology services industry are unique and valuable attributes. The Corporate Governance and Nominating Committee further notes that Mr. Migoya’s leadership and his contributions as chairman of the Board of Directors are key components of the Company’s ongoing success.

In his years of service as Chairman of the Board of Directors since he co-founded the Company, Mr. Migoya has led the Board of Directors with unparalleled compromise, objectivity and focus, enabling excellent Company results and a strong growth. His deep understanding of the Company’s corporate culture and strategic objectives has been instrumental in driving the Company's growth and success. Mr. Migoya is deeply committed to advancing the interests of the Company’s shareholders and his leadership has guided the Company through various challenges and opportunities, ensuring that the Company remains competitive and innovative in a dynamic business environment. The Corporate Governance and Nominating Committee believes that maintaining continuity in leadership is crucial for preserving stability and confidence among the shareholders.

In addition, Mr. Migoya’s concurrent roles as chief executive officer and a member of the Board of Directors contribute to a constructive relationship and streamlined interaction between the Board of Directors and the Company’s management, all of which enables the Board of Directors to have an efficient oversight of the Company’s management and adequate visibility on main initiatives. In this regard, the Corporate Governance and Nominating Committee notes that the combination of roles as chief executive officer and chairman of the Board of Directors does not represent a conflict for the operation of the Board of Directors because the majority of directors are independent directors and all committees of the Board of Directors are composed of independent directors.

Because the Board of Directors believes that a strong, independent Board of Directors is a critical aspect of effective corporate governance, it has also established the position of lead independent director, and has appointed Mrs. Linda Rottenberg to serve in such role. In circumstances where the chairman of the Board of Directors is not independent, including when the role of the chairman is combined with that of the Chief Executive Officer, a lead independent director’s presence on the Board of Directors is vital to ensure a counter-balance to the Chairman. The lead independent director serves as a crucial intermediary between the Board of Directors and the shareholders, ensuring transparency, accountability, and effective governance practices. This role is particularly important in maintaining a balance of power and independence within the Board of Directors, mitigating potential conflicts arising from Mr. Migoya’s dual role as Chairman and Chief Executive Officer.

Martín Migoya

Mr. Migoya has served as Chairman of the Board of Directors and Chief Executive Officer since 2005. He founded the Company together with Messrs. Englebienne, Nocetti and Umaran in 2003. His mission is to reinvent the professional services industry through agility and disruptive innovation at all levels of the organization. He is a member of the Young Presidents’ Organization and a board member of Endeavor Argentina. Mr. Migoya holds a degree in electronic engineering from Universidad Nacional de La Plata (UNLP) and a master’s degree in business administration, from the University of CEMA. He co-authored two books, “The Never Ending Digital Journey” and “Embracing the power of AI”, where he shares his thoughts on how technology is changing the world and how brands need to adapt to lead this revolution. Since July 2021, Mr. Migoya has served as Manager of Enigma.art LLC. Mr. Migoya has been a featured guest lecturer at various universities including MIT and Harvard, and has been a judge at the Endeavor Entrepreneurs panel and at La Red Innova. He was selected as an Endeavor Entrepreneur in 2005 and won a Konex Award as one of the most innovative entrepreneurs of 2008. He was selected as an Argentine Creative Individual of 2009 and received the Security Award as one of the most distinguished Argentine businessmen of 2009. He also received in 2009 the America Economic Magazine’s “Excellence Award”, which is given to entrepreneurs and executives that contribute to the growth of Latin American businesses. In 2011, Latin Trade recognized Mr. Migoya as Emerging CEO of the Year. In 2013, Mr. Migoya received the “Entrepreneur of the Year Award” from Ernst & Young. In 2019, he was named Top CEO of the Year at the 2019 CEO World Awards and CEO of the year by El Cronista Comercial (Argentina).

The Corporate Governance and Nominating Committee believes that Mr. Migoya is qualified to serve on the Board of Directors due to his deep familiarity with the Company and the perspective, experience, and operational expertise in the technology services industry that he has developed during his career and as the Company’s co-founder and Chief Executive Officer.

After careful review of the merits of Mr. Martín Migoya, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Martín Migoya as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2027.

11. Appointment of Mr. Andrew McLaughlin as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2027.

Draft resolution (Resolution X)

“The general meeting appoints Mr. Andrew McLaughlin as member of the Board of Directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2027.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying and evaluating individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

On March 27, 2024, upon recommendation of the Corporate Governance and Nominating Committee, the Board of Directors appointed Mr. McLaughlin to serve as a director of the Company. In this respect, the Corporate Governance and Nominating Committee noted that the appointment of Mr. McLaughlin would fill the vacancy created by the resignation of Mr. Richard Haythornthwaite, and whose term would otherwise have expired on the date of this Annual General Meeting. The Board of Directors also appointed Mr. McLaughlin to serve as member of the Corporate Governance and Nominating Committee and the Compensation Committee.

The Corporate Governance and Nominating Committee notes that Mr. McLaughlin is qualified to serve on the Board of Directors due to his extensive education, proven leadership in previous roles, and track record advising governmental agencies, charitable and non-profit entities, start-ups and multinational companies. Mr. McLaughlin has a robust skill set in technology and cybersecurity, as well as a wealth of experience in environmental, social and governance matters and financial acumen gained through his roles at agencies, entities and companies at the local and global levels. Further, the Corporate Governance and Nominating Committee believes that Mr. McLaughlin’s background and experience will be highly valuable to the Board of Directors in its plan to continue leading the Company with sustained growth and innovation.

Andrew McLaughlin

Mr. McLaughlin is a co-founder and Partner at Higher Ground Labs, a startup accelerator for and venture investor in startups that strengthen democratic institutions and governance. Mr. McLaughlin also serves as Senior Advisor at Sandbox AQ, which combines artificial intelligence and quantum technologies to address challenging problems in cybersecurity, life sciences and healthcare, materials science and manufacturing, global navigation and financial services. From 2019 to 2023, Mr. McLaughlin served as President and Chief Operating Officer of Assembly OSM, a venture-backed startup focused on improving the methods of constructing urban buildings. In addition, Mr. McLaughlin serves as Co-Chair of the board of Access Now, a global not-for-profit devoted to defending and extending the digital rights and security of activists, journalists and citizens at risk around the world. He is also a member of the board of directors and the executive committee of the Starknet Foundation, a permissionless protocol to scale Ethereum while retaining Ethereum’s security and decentralization. Mr. McLaughlin’s prior experience also includes the following: Executive Director of the Tsai Center for Innovative Thinking at Yale University from 2017 to 2018, Partner at betaworks from 2012 to 2016, Chief Executive Officer of Digg and Instapaper from 2013 to 2015, board member of Chartbeat from 2012 to 2019, Executive Vice President of Tumblr from 2011 to 2012, member of President Obama’s senior White House staff as Deputy Chief Technology Officer of the United States from 2009 to 2011, Director of Global Public Policy at Google (NASDAQ: GOOG) from 2003 to 2009 and Vice President, Chief Policy Officer and Chief Financial Officer of ICANN from 1999 to 2023. Mr. McLaughlin holds a J.D. from Harvard Law School, and a B.A. from Yale University. The Corporate Governance and Nominating Committee believes that Mr. McLaughlin is qualified to serve on the Board of Directors due to his extensive business, management and leadership experience.

After careful review of the merits of Mr. McLaughlin, the Corporate Governance and Nominating Committee recommends a vote FOR the appointment of Mr. McLaughlin as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2027.

12. Appointment of Mr. Alejandro Nicolás Aguzin as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2027.

Draft resolution (Resolution XI)

“The general meeting appoints Mr. Alejandro Nicolás Aguzin as member of the Board of Directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2027.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying and evaluating individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee notes that Mr. Aguzin has extensive knowledge in corporate governance and regulatory best practices for public companies. Mr. Aguzin also has a deep understanding of investment banking activities that provides valuable business experience and critical insights on the roles of finance and strategic transactions for the Company’s business, along with broad experience and vast knowledge on the international financial markets. In addition, the Corporate Governance and Nominating Committee believes that Mr. Aguzin’s knowledge of the Asian economy and market, coupled with the professional network that he has developed in those regions throughout his career in investment banking, makes him a great asset to the Company.

Alejandro Nicolás Aguzin

Mr. Aguzin was Chief Executive Officer and member of the board of directors of the Hong Kong Stock Exchanges and Clearing Ltd. between May 2021 and February 2024. Since 2017, Mr. Aguzin has served as a member of the board of directors, the audit committee and the nominating and corporate governance committee of MercadoLibre, Inc. (NASDAQ: MELI). Prior to that role, from 2020 to May 2021, Mr. Aguzin served as the Chief Executive Officer of J.P. Morgan’s International Private Bank and a member of the Operating Committee for the firm’s Asset & Wealth Management business. In addition, Mr. Aguzin has held leadership roles spanning lines of business and geographies during his more than 30 years with J.P. Morgan, including serving as Chairman and Chief Executive Officer for the Asia Pacific Region from 2012 to 2020, where he oversaw the firm’s overall activities across the Asia Pacific. Prior to that position, he served as Chief Executive Officer for J.P. Morgan Latin America, where he was responsible for overseeing all of J.P. Morgan’s activities in Latin America. He was also the Head of Investment Banking Coverage, Mergers & Acquisitions and Capital Markets in the region. He joined J.P. Morgan in Buenos Aires in 1990 as a financial analyst in the Credit Group and has spent his career advising clients on strategic and corporate finance transactions. During 2008 and 2009, in addition to his responsibilities as Chief Executive Officer for Latin America and head of Latin America Investment Banking, Mr. Aguzin served as Senior Country Officer for Brazil. Mr. Aguzin is a member of the Board of Trustees of the Asia Society as well as the Eisenhower Fellowships. He is also a member of the Asia Pacific Council of the Nature Conservancy. He holds a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania. The Corporate Governance and Nominating Committee believes that Mr. Aguzin is qualified to serve on the Board of Directors due to his previous leadership roles, international business experience and financial acumen.

After careful review of the merits of Mr. Alejandro Nicolás Aguzin, the Corporate Governance and Nominating Committee recommends a vote FOR the appointment of Mr. Aguzin as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2027.

Board of Directors overview

The Corporate Governance and Nominating Committee believes that having a diverse mix of directors with complementary skills, experience and expertise is important to meeting its oversight responsibilities.

Our Corporate Governance and Nominating Committee adopted the Board of Directors Diversity, Skill and Experience Matrix as an additional tool to improve the evaluation process of new Board of Directors nominees. The table below summarizes the most relevant key qualifications, skills and attributes of the members of the Board of Directors, including those whose mandate will continue after the Annual General Meeting of Shareholders of the Company:

Board of Directors Committees overview

The chart below describes the current composition of the Board of Directors committees. Please note that the composition of these committees will be reviewed and is likely to change following the conclusion of the AGM:

13. Renewal of the authorization granted to the Board of Directors, according to article 430-15 of the law of 10 August 1915 on commercial companies, as amended, to repurchase during a five-year period ending on the fifth (5th) anniversary of this Annual General Meeting of Shareholders, a maximum number of common shares representing twenty percent (20%) of the issued share capital of the Company, for a net purchase price that is (i) no less than fifty percent (50%) of the lowest common share price and (ii) no more than fifty percent (50%) above the highest common share price, in each case, such common share price being the closing price reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the Board of Directors, over the ten (10) trading days preceding the date of the purchase (or as the case may be, the date of the commitment to the transaction).

Draft resolution (Resolution XII)

“The general meeting resolves to grant to the board of directors of the Company, during a period of five (5) years ending on the fifth anniversary of this annual general meeting of shareholders, the authorization to repurchase a maximum number of common shares representing twenty percent (20%) of the share capital of the Company, for a net purchase price being (i) no less than fifty percent (50%) of the lowest common share price and (ii) no more than fifty percent (50%) above the highest common share price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the board of directors, over the ten (10) trading days preceding the date of the purchase (or as the case may be the date of the commitment to the transaction).”

Recommendation:

The Board of Directors believes that the flexibility granted to the Board of Directors to repurchase some of the Company’s common shares within the parameters of the authorization is favorable to the Company and its shareholders, to the extent it allows the Board of Directors to invest free cash of the Company if at any point in time during the designated time-frame, the Board of Directors determines that the common shares are undervalued at the market levels at which they are trading. In this case, the repurchase of some of the Company’s common shares would be a very attractive investment to enhance shareholder value, as it would allow cash distribution to shareholders, as well as to help secure the market price of the Company’s common shares and increase the earnings per share ratio of the common shares that remain outstanding after the repurchase. Further, the authorization referred to herein also allows the Board of Directors to repurchase the Company’s common shares for allocation to awards under equity incentive plans and/or employee stock purchase plan, from time to time, in effect.

Accordingly, the Board of Directors would determine, within the parameters described in this proposal, the number of common shares to be repurchased, if any, and the timing and manner of any repurchases considering the prevailing market conditions and current obligations.

The Board of Directors will be judicious in its approach and will analyze many factors relating to a repurchase decision, including the share price relative to the Company’s anticipated future cash flows, current levels of commitments under its equity incentive plans and/or employees stock purchase plans, the Company’s ability to use operating cash flow or debt to repurchase the common shares while taking into account its debt covenants and other uses for the Company’s cash or debt capacity, and any liquidity concerns, as well as other items that are applicable.

The Board of Directors notes that an identical authorization was granted by the Company’s shareholders in 2019 and is valid until May 31, 2024. Until December 31, 2023, the Company had repurchased 116,000 common shares at market price, of which 94,745 had been applied for delivery under the terms of its Employee Stock Purchase Plan. Accordingly, the Board is proposing to the Company’s shareholders to renew this authorization on the same terms as it is already in force, considering that, pursuant to applicable Luxembourg Laws, the authorization granted to the Board of Directors to repurchase its own shares may not exceed a term of five years.

Accordingly, after careful review and consideration, the Board of Directors recommends a vote FOR the renewal of the authorization granted to the Board of Directors, to repurchase, during a period of five (5) years ending on the fifth anniversary of this Annual General Meeting, to repurchase a maximum number of common shares representing twenty percent (20%) of the share capital of the Company, for a net purchase price being (i) no less than fifty percent (50%) of the lowest common share price and (ii) no more than fifty percent (50%) above the highest common share price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the Board of Directors, over the ten (10) trading days preceding the date of the purchase (or as the case may be the date of the commitment to the transaction).

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AGENDA OF THE EXTRAORDINARY GENERAL MEETING,

PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. (i) Presentation of the report of the Board of Directors prepared in accordance with Article 420-26(5) of the Law of 10 August 1915 on commercial companies, as amended; (ii) decision to increase the authorized share capital of the Company, excluding the Company’s issued share capital, to an amount of ten million two hundred and seventy-four thousand eight hundred and sixty-nine US dollars and twenty cents (USD10,274,869.20), represented by eight million five hundred and sixty-two thousand three hundred and ninety-one (8,562,391) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) each, including authorization of the Board of Directors to waive, suppress or limit any pre-emptive subscription rights of existing shareholders for any issue or issues of common shares within the scope of the Company’s authorized capital during a period of five (5) years starting from the date of the Extraordinary General Meeting of Shareholders; and (iii) subsequent amendment of articles 6.1 and 6.2 of the articles of association.

Draft resolution (Resolution I)

“Having heard the report of the board of directors prepared in accordance with Article 420-26(5) of the Law of 10 August 1915 on commercial companies, as amended (a copy of which shall remain attached to the present deed to be registered therewith), the general meeting resolves to increase the amount of the authorized share capital of the Company to the amount of ten million two hundred and seventy-four thousand eight hundred and sixty-nine US dollars and twenty cents (USD 10,274,869.20), represented by eight million five hundred and sixty-two thousand three hundred and ninety-one (8,562,391) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) each.

The general meeting further resolves that the board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital to such persons and on such terms as it shall see fit, and specifically to carry out such issue or issues without reserving a pre-emptive subscription right for the existing shareholders during a period of time from the date of this extraordinary general meeting of shareholders held on May 10, 2024 and ending on the fifth (5th) anniversary of the date of this meeting. Such common shares may be issued above, at or below market value, above or at nominal value, or by way of incorporation of available reserves (including premium).

For the purpose of the above, the general meeting expressly authorizes the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board of directors deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized share capital.

Finally, the general meeting resolves to amend articles 6.1 and 6.2 of the articles of association of the Company so that they shall read as follows:

6.1            The Company’s authorized capital, excluding the Company's share capital, is set at the amount of ten million two hundred and seventy-four thousand eight hundred and sixty-nine US dollars and twenty cents (USD 10,274,869.20 ), represented by eight million five hundred and sixty-two thousand three hundred and ninety-one (8,562,391) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) per common share.

6.2            The board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to carry out such issue or issues without reserving a pre-emptive subscription right for the existing shareholders during a period of time from the date of the extraordinary general meeting of shareholders held on May 10, 2024 and ending on the fifth (5th) anniversary of the date of the extraordinary general meeting of shareholders held on May 10, 2024. Such common shares may be issued above, at or below market value, above or at nominal value, or by way of incorporation of available reserves (including premium). The general meeting has authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized (un-issued) share capital. This authorization may be renewed, amended or extended by resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association. Upon an issue of shares within the authorized share capital, the board shall have the present articles of association amended accordingly.”

Recommendation

The Board of Directors recommends a vote FOR the approval of the increase of the Company’s authorized share capital and the extension of its duration for the reasons and justifications summarized below and further detailed in the report of the Board of Directors prepared in accordance with Article 420-26 (5) of the law of 10 August 1915 on commercial companies, as amended (the “Companies Law”) (the “Report of Authorized Capital”).

As of March 15, 2024, the Company’s issued share capital was USD51,957,214.80, represented by 43,297,679 common shares issued with a nominal value of $1.20 each; and the authorized share capital, excluding the issued share capital, was USD 4,101,079.20, represented by 3,417,566 common shares with a nominal value of $1.20 each. Such number of 3,417,566 common shares, in turn, represented 7.89% of the 43,297,679 issued common shares.

As of the same date, of those 3,417,566 common shares to be issued, the Company had a total of:

(i) 1,751,847 common shares committed to be issued and delivered pursuant to Stock Options vested and pending exercise and Restricted Stock Units pending vesting under the Company’s 2014 Equity Incentive Plan, as amended, representing 4.05% of the issued common shares;

(ii) 566,169 common shares allocated for future awards to be granted under the Company’s 2014 Equity Incentive Plan, as amended, representing 1.31% of the issued common shares; and

(iii) 319,058 common shares committed to be issued and delivered in partial payment of the acquisition price of investments and acquisitions, representing 0.74% of the issued common shares.

Based on the foregoing, as of March 15, 2024, the number of common shares authorized and available to be issued by the Board of Directors, net of the common shares committed and allocated as described above, was 780,492, representing 1.80% of the number of issued common shares.

The Board of Directors is proposing to increase the Company’s authorized share capital by 5,144,825 additional common shares, representing 11.88% of the number of issued common shares; of which (i) 2,000,000 common shares, representing 4.62% of the issued common shares, will be allocated during a period of approximately five years to the grant of awards under a new equity plan to be structured in terms substantially similar to those of the Company’s 2014 Equity Incentive Plan (the “New Equity Incentive Plan”), that will replace the current Company’s 2014 Equity Incentive Plan that will expire on July 1, 2024; and (ii) 3,144,825 common shares, representing 7.26% of the issued common shares, will be applied to other general purposes.

After approval of the proposed increase, the aggregate number of common shares authorized and available to be issued by the Board of Directors, including all the common shares committed and allocated as described above, as well as common shares to be applied to other general purposes, will amount to 19.78% of the number of issued common shares.

Accordingly, the Board of Directors believes that it is advisable and in the best interest of the Company and its shareholders to increase the authorized share capital available, as otherwise the portion of the authorized capital currently available, net of the common shares committed and allocated as described above, will not be sufficient for the Board of Directors to retain enough flexibility to satisfy the needs set forth above and further described in the Report of Authorized Capital. Specifically, the Board of Directors deems it convenient to have sufficient authorized share capital available in connection with the New Equity Incentive Plan, the payment of the acquisition price of investments and acquisitions, and in case the Company needs to raise capital on short notice, in situations that prevent the Company from calling a specific general meeting in order for shareholders to approve a specific capital raising, or would otherwise not be beneficial from a commercial stand point to do so; thus, providing the Company with greater flexibility to pursue financing opportunities or acquisitions when market conditions are favorable.

In this respect, the Board of Directors would like to note that many of the Company’s current shareholders are of the view that the Board of Directors should use the authorized share capital for investment purposes, leveraging on the positive financial performance of the Company and its business, all of which has had a positive impact in the Company’s market price of its common shares.

Therefore, for all of the reasons outlined above, the Board of Directors proposes the above increase of the Company’s authorized capital as an item of the agenda for this extraordinary general meeting, to be voted on by its shareholders for approval.

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The Annual General Meeting and the Extraordinary General Meeting of Shareholders (together, the “Meetings”) shall be conducted in conformity with the voting requirements of the Companies Law, and the Company’s Articles of Association.

Each of the items to be voted on the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of common shares present or represented at the Annual General Meeting.

The Extraordinary General Meeting will validly deliberate on the resolution on its agenda provided that a quorum of 50% of the Company’s issued share capital is present or represented. The resolutions will be validly adopted by at least two-thirds of the votes validly cast in favor by the shareholders present or represented. If the aforementioned quorum is not met, the Extraordinary General Meeting may be reconvened by the Board of Directors and at the reconvened meeting no quorum will be required.

Right to Amend the Content of the Agenda

Pursuant to the Company’s Articles of Association shareholders holding at least five percent (5%) of the Company’s issued share capital may request the adjunction of one or several items to the agenda of the Meetings, provided that the request is accompanied by a justification of or draft resolution(s). Such request and justification of or draft resolution(s) must be received at the Company’s registered office by registered letter (to the attention of the Board of Directors, 37A, avenue J.F. Kennedy L-1855 Luxembourg) or by e-mail (to: gcoffice@globant.com) at the latest on the twenty-second (22nd) day prior to the date of the relevant Meetings, i.e. on April 18, 2024. The request shall be further accompanied by a certificate evidencing the shareholding of such shareholder(s) on the Record Date and the mailing address or e-mail address of the shareholder which the Company may use in order to deliver the acknowledgment of receipt of such request.

Right to Participate in the Meetings

Any shareholder who holds one or more common shares(s) of the Company on April 9, 2024, at 24.00 (midnight) Luxembourg time (the “Record Date”) and registers for the Meetings (please see below section “Procedures for Attending the Meetings, Voting by Proxy and/or Submitting Votes”) and provides the certificate specified below, shall be admitted to the Meetings and may attend the Meetings in person or vote by proxy.

Documents

Documents and information required by law, including, amongst others, copies of the consolidated accounts of the Company for the financial year ended December 31, 2023 and the Company’s annual accounts for the financial year ended December 31, 2023, together with the relevant management reports and audit reports, as well as the report of the Board of Directors prepared in accordance with articles 420-26 (5) of the Companies Law and draft of the updated articles of association of the Company showing the amendments to be adopted at the Extraordinary General Meeting of Shareholders, are made available for an uninterrupted period between the date of the publication of this convening notice and the date of the Meetings, in the investors section on the Company’s website, www.globant.com. They may also be obtained free of charge at the Company’s registered office in Luxembourg. Upon request to gcoffice@globant.com copies of the afore-mentioned documents will be mailed to the shareholders.

Procedures for Attending the Meetings, Voting by Proxy and/or Submitting Votes

All shareholders wishing to participate in person or by voting through a proxyholder in the Meetings shall notify the Company thereof at the latest on May 3, 2024, in writing by mail or by e-mail.

Any shareholder and/or proxy holder participating in the Meetings in person shall carry proof of identity at the Meetings.

Shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) should request from their operator or depositary or sub-depositary a certificate certifying the number of common shares recorded in their account on the Record Date.

In addition to the aforementioned notification, to participate and vote in the Meetings, such shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) shall submit a copy of the certificate via their custodian bank by mail or by e-mail to the Company at the latest on May 3, 2024, at 24.00 (midnight) Luxembourg Time.

-	Attending the Meetings

If you wish to attend the Meetings you must notify the Company thereof no later than on May 3, 2024. Shareholders need not be present at the Meetings in person, they may appoint a proxyholder. Such appointment shall be made in writing and it shall be notified to the Company no later than 24.00 (midnight) Luxembourg Time on May 3, 2024, at the address indicated below.

In the case of common shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meetings in person and vote at the Meetings, on behalf of such entity must present evidence of their authority to attend and vote at the Meetings, by means of a proper document (such as a special power-of-attorney) issued by the entity represented. A copy of such power-of-attorney or other proper document should be filed not later than 24.00 (midnight) Luxembourg Time on May 3, 2024, at the address indicated below.

Address for filing powers-of-attorney:

Globant S.A.

37A, Avenue J.F. Kennedy,

L-1855 Luxembourg

R.C.S. Luxembourg B 173727

Attention: Pablo Rojo

Email: gcoffice@globant.com

-	Voting by Ballot Paper.

To vote by ballot paper, holders of common shares (other than through a brokerage account) must complete ballot papers. If you hold your shares in your name directly at the books and records of the Company's transfer agent, Equiniti Trust Company, LLC (“Equiniti”), you must complete a ballot paper in order to vote your common shares. In order for the votes to count, ballot papers must be received by Equiniti at the return address or email indicated on the ballot papers, no later than 24.00 (midnight) Luxembourg Time on May 3, 2024.

-	Submitting Votes through a Broker.

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares. In order for the votes to count, votes shall be received by Equiniti before 24.00 (midnight) Luxembourg Time on May 3, 2024.

Yours faithfully,

For the Board of Directors of the Company

/s/ Martin Migoya
Martin Migoya
Title: Chairman of the Board of Directors

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GLOBANT S.A. 37A, Avenue J.F. Kennedy, L-1855, Luxembourg RCS Luxembourg: B 173727 The undersigned hereby appoints the Chairman of the General Meetings as proxy, with full power of substitution, to represent and vote as designated on the reverse side, all of the common shares of Globant S.A. held of record by the undersigned at 24 o’clock Luxembourg Time on April 9, 2024, at the Annual General Meeting and the Extraordinary General Meeting of Shareholders to be held at the Company’s registered office on May 10, 2024 and at any adjournments or postponements thereof. Should a quorum not be reached at the Extraordinary General Meeting of Shareholders, this proxy shall remain valid for a second Extraordinary General Meeting of Shareholders to be convened with the same agenda unless expressly revoked. This proxy is governed by Luxembourg law. Any disputes arising out of, or in connection with, this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg. (Continued and to be signed on the reverse side)   1.1 14475

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF GLOBANT S.A. May 10, 2024 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access. NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The convening notice and proxy card are available at www.globant.com NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The convening notice and proxy card are available at www.globant.com MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the General Meetings. Please detach along perforated line and mail in the e n v e l o p e p r o v i d e d . 051024 THE BOARD OF DIRECTORS (OR THE RELEVANT BOARD COMMITTEE) RECOMMENDS A VOTE “FOR” RESOLUTIONS 2-13 OF THE ANNUAL GENERAL MEETING AND RESOLUTION 1 OF THE EXTRAORDINARY GENERAL MEETING PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR BY E-MAIL. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x The undersigned acknowledges receipt of the Convening Notice from the Company in advance of the execution of this proxy. MARK “X” HERE IF YOU PLAN TO ATTEND THE GENERAL MEETINGS. (Option available only until 24 o’clock Luxembourg Time on May 3, 2024) If amendments or new resolutions are presented at the General Meetings, I irrevocably give the Chairman of the General Meetings the power to vote in my name and as he or she deems fit unless I mark the box below: I abstain: To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. RESOLUTIONS OF THE ANNUAL GENERAL MEETING: NO VOTE REQUIRED FOR AGAINST ABSTAIN 1. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2023 and on the annual accounts of the Company for the financial year ended on December 31, 2023. 2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2023. 3. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2023. 4. Allocation of results for the financial year ended December 31, 2023. 5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2023. 6. Approval and ratification of the share-based compensation granted to a certain non-executive member of the Board of Directors during the financial year ending on December 31, 2023. 7. Approval of the cash and share-based compensation payable to the non-executive members of the Board of Directors for the financial year ending on December 31, 2024. 8. Appointment of PricewaterhouseCoopers, Société coopérative, as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2024. 9. Appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2024. 10. Re-appointment of Mr. Martín Migoya as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2027. 11. Appointment of Mr. Andrew McLaughlin as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2027. 12. Appointment of Mr. Alejandro Nicolás Aguzin as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2027. 13. Renewal of the authorization granted to the Board of Directors, according to article 430-15 of the lawof 10 August 1915 on commercial companies, as amended, to repurchase during a five-year period ending on the fifth (5th) anniversary of this Annual General Meeting of Shareholders, a maximum number of common stock representing twenty percent (20%) of the issued share capital of the Company, for a net purchase price that is (i) no less than fifty percent (50%) of the lowest common stock price and (ii) no more than fifty percent (50%) above the highest common stock price, in each case, such common stock price being the closing price reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the Board of Directors, over the ten (10) trading days preceding the date of the purchase (or as the casemay be, the date of the commitment to the transaction). RESOLUTION FOR THE EXTRAORDINARY GENERAL MEETING: 1. Approval of the increase in the authorized capital of the Company and subsequentamendment to the Articles of Association. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.